UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54A
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT
The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:
Name: Nuveen Churchill Private Credit Fund
Address of Principal Business Office (No. & Street, City, State, Zip Code):
375 Park Avenue, 9th Floor
New York, NY 10152
Telephone number (including area code): (212) 478-9200
Name and address of agent for service of process:
Kenneth Kencel
Chief Executive Officer
375 Park Avenue, 9th Floor
New York, NY 10152
Check one of the following:

☒
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
File No. 000-56659.

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable
The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of New York and State of New York on the 23rd day of July, 2024.

Nuveen Churchill Private Credit Fund

By:	/s/ Kenneth Kencel
	Name:	Kenneth Kencel
	Title:	Chief Executive Officer and President

Attest:	/s/ Shaul Vichness
	Name:	Shaul Vichness
	Title:	Chief Financial Officer and Treasurer